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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood, (City) Pennsylvania (State) 19096-2145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Clapper (610) 896-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Clapper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT,
FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
AND
OTHER MATTERS

CMS INVESTMENT RESOURCES, LLC

(A wholly owned limited liability company of
CMS Holdco, LLC)

DECEMBER 31, 2011

CMS INVESTMENT RESOURCES, LLC
(A wholly owned limited liability company of CMS Holdco, LLC)

DECEMBER 31, 2011

TABLE OF CONTENTS


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of **CMS Investment Resources, LLC (a wholly owned limited liability company of CMS Holdco, LLC)** as of December 31, 2011 and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, LLC (a wholly owned limited liability company of CMS Holdco, LLC)** as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 14 to 16 (of which pages 15 to 16 is required by Rule 17a-5 under the Securities Exchange Act of 1934) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United states of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 27, 2012

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

CURRENT ASSETS	
Cash	$ 2,345,905
Insurance commissions receivables	25,452
Placement fees receivables, net of allowance for doubtful accounts of $88,023	105,890
Other receivables	1,074
Prepaid expenses	88,357
Total current assets	2,566,678
INVESTMENT IN PARTNERSHIP	4,697
OTHER ASSETS	
Placement fees receivable	355,731
Total Assets	$ 2,927,106

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 51,484
Accrued state and local taxes	8,192
Accrued profit sharing contribution	9,270
Total current liabilities	68,946
OTHER LIABILITIES	
Accrued stockholder redemption	220,052
Total Liabilities	288,998
MEMBER'S CAPITAL	2,638,108
Total Liabilities and Member's Capital	$ 2,927,106

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Insurance commissions	$ 1,726,816
Placement fees	700,141
Total revenue	2,426,957
Expenses	
Operating	1,305,261
Income before other income	1,121,696
Other income	
Other income	6,482
Equity in earnings of investment in partnership	7,741
Total other income	14,223
NET INCOME	$ 1,135,919

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

Member's Capital, January 1, 2011	$ 1,262,003
Net income	1,135,919
Accrued stockholder redemption reduction	612,500
Distributions to Member	(400,000)
Reversal of accrued tax distribution to member	27,686
Member's Capital, December 31, 2011	$ 2,638,108

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES	
Net income	$ 1,135,919
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	88,023
Equity in earnings of investment in partnership	(7,741)
Changes in:	
Insurance commissions receivables	126,544
Placement fees receivables	(549,644)
Other receivables	(1,074)
Prepaid expenses	(1,252)
Tax deposit	58,480
Accounts payable and accrued expenses	4,607
Accrued state and local taxes	(14,836)
Accrued profit sharing contribution	(3,574)
Net cash provided by operating activities	835,452
INVESTING ACTIVITIES	
Purchase of investment in partnership	(430)
Distribution from investment in partnership	7,589
Net cash provided by investing activities	7,159
FINANCING ACTIVITIES	
Distribution to member	(400,000)
Payment of accrued tax distribution to member	(181,851)
Payment of accrued stockholder redemption	(248,493)
Net cash utilized by financing activities	(830,344)
INCREASE IN CASH	12,267
Cash, beginning of year	2,333,638
Cash, end of year	$ 2,345,905
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:	
Reversal of accrued tax distribution to member	$ 27,686
Accrued stockholder redemption reduction	$ 612,500

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, LLC ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which was created in 2007 through the consolidation of The National Association of Securities Dealers, Inc. and the New York Stock Exchange member regulation. The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company is wholly owned by CMS Holdco LLC ("Holdco").

Investment in partnership

The Company has considered the provisions of FASB Interpretation No. 46(R) ("FIN 46(R)") (FASB ASC 810-10-10) "Consolidation of Variable Interest Entities", and Emerging Issues Task Force (EITF) Issue No. 04-05 (FASB ASC 810-20-15), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," to determine the method of accounting for each of its investees. In instances where the Company determines that an investee is not a variable interest entity, the Company first considers EITF Issue No. 04-05. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcomes the presumption of control and consolidation by the general partner.

FIN 46(R) addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46(R) may require consolidation by the Company of certain investee assets and liabilities and results of operations in the financial statements of the Company. If consolidated, minority interest would be recorded for the investee ownership share attributable to other investors. Where consolidation is not required, additional disclosures may be required of the investee.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in partnership (Continued)

The Company has evaluated its investment in the partnership to determine whether this entity met the guidelines of consolidation in accordance with FIN 46(R). This examination consisted of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and obligations to absorb expected residual losses and expected gains. Based on the Company's evaluation, the partnership is considered a variable interest entity. However, the Company has concluded that it is not the primary beneficiary, given the other investor's controlling interest, and was not required to consolidate this investment.

Fair value measurements

The Company adopted the guidance, as it relates to financial assets and liabilities, of Statement of Financial Accounting Standard (SFAS) No. 157 (FASB ASC 820-10-50) "Fair Value Measurements", as required on November 1, 2008. SFAS No. 157 (FASB ASC 820-10-50) establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the partnership has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or certain modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

Placement fees receivable are stated at unpaid balance, less an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance is based on risks inherent in the placement fees receivable balance. Based on that evaluation, management provides for possible uncollectible amounts by establishing a valuation allowance with a charge to bad debt expense. Balances that are outstanding after management has used reasonable collection efforts are written off by a charge to the valuation allowance.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned from the placement of variable annuity insurance and fees associated with the placement of debt and equity securities. Commission income from the placement of variable annuity insurance is recognized upon notification of policy placement or renewal. Placement fee income from the placement of debt securities is earned monthly based on the amount of debt principal outstanding. Equity security placement fees are earned when a client is admitted into a fund by the fund sponsor.

Income taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is primarily reported in the tax return of its single member, Holdco. Certain state jurisdictions, however, will subject the Company to entity-level taxation as a SMLLC.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2011, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions for years subsequent to October 31, 2007.

NOTE B - CONCENTRATIONS

Cash balances

The Company maintains its cash in a bank deposit account. The balances are fully insured by the Federal Deposit Insurance Corporation (FDIC).

Insurance commissions income

The Company derives a significant portion of its fee income from the placement of variable annuity insurance with two insurance carriers. The Company is not bound to exclusivity with any insurance carrier and works with customers to determine the most appropriate policy and carrier. Fee income and related account receivable derived from these significant carriers for 2011 was as follows:

	Fee Income	Account Receivable
Company A	48%	58%
Company B	47%	36%

CMS INVESTMENT RESOURCES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE C - FAIR VALUE MEASUREMENTS

Management's valuation technique primarily utilized data received from the investment's general partner. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities.

The following is a tabular presentation of fair value of investments as of December 31, 2011 by FASB ASC 820 (SFAS No. 157) valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Investment in Partnership	$ -	$ -	$4,697	$4,697

The following is a reconciliation of changes in fair value of the investment classified as Level 3 for the year ended December 31, 2011:

Balance as of January 1, 2011	$ 4,115
Purchases	430
Distributions	(7,589)
Equity in earnings of investment in partnership	7,741
Balance as of December 31, 2011	$ 4,697

The Company has no liabilities measured at fair value on a recurring basis as of December 31, 2011.

The equity in earnings of investment in partnership related to Level 3 investments during the year ended December 31, 2011 was $7,741 and was included in other income (expense) on the accompanying statement of income.

NOTE D - RELATED PARTY TRANSACTIONS

Management fee expense

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $504,038 for the year ended December 31, 2011. At December 31, 2011, the Company owes the affiliated company $9,445, which is included in accounts payable and accrued expenses in the statement of financial condition.

NOTE D - RELATED PARTY TRANSACTIONS (Continued)

Accrued stockholder redemption

In the prior year, the Company became obligated to fund certain life insurance premiums for a shareholder of the predecessor Company. During 2011, an agreement was entered into that changed the character of the liability and reduced the amount payable by $612,500. The $220,052 liability at December 31, 2011 represents a future obligation of the Company expected to be paid in 2017.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2011, the ratio was 0.14 to 1. At December 31, 2011, the Company had net capital, as defined, of $2,017,912, which was $1,998,524 in excess of its required net capital of $19,388.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment adviser and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 3% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2011 amounted to $9,270. There were no non-elective contributions to the plan for 2011.

NOTE G - LITIGATION

The Company may become involved in litigation arising in the normal course of business. After consultation with legal counsel, management will estimate the potential adverse effect on the Company's future financial position or results of operations, if any. At December 31, 2011, management does not believe that any such materially adverse matters exist.

NOTE H - SUBSEQUENT EVENTS

While warranting no additional disclosure, subsequent events have been evaluated through February 27, 2012 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating expenses	
Payroll	$ 417,926
Payroll taxes	24,555
Professional fees	104,325
Management fees	504,038
Automobile	89
Bad debt	88,023
Employee benefits	47,095
Insurance	93,457
Office, other	10,877
Taxes	13,591
Telephone	1,177
Travel	108
	$ 1,305,261

CMS INVESTMENT RESOURCES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Total Member's capital from statement of financial condition	$ 2,638,108
Deduct nonallowable assets:	
Receivables, net	488,147
Prepaid expenses	88,357
Investment in partnership	4,697
	581,201
	2,056,907
Deduct other deductions or charges:	
Deductible on fidelity bond coverage	38,995
Net capital	$ 2,017,912
Minimum net capital required per rule 15c3-1(a)(2)	$ 19,388
Aggregate indebtedness from statement of financial condition	$ 288,998
Unfunded investment commitment	1,829
Total aggregate indebtedness	$ 290,827
Ratio of aggregate indebtedness to net capital	14%
Debt-equity ratio computed in accordance with rule15c3-1(d)	0%

CMS INVESTMENT RESOURCES, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total ownership equity according to Form X-17A-5	$2,638,108
Audit adjustments	-
Total ownership equity according to the audit	$2,638,108
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):	
Net capital, as reported in Company's Part II (audited) FOCUS Report	$ 2,017,912
Audit adjustments reflected above	-
Net capital according to the audit	$ 2,017,912

There was no material difference from the Company's computation of net capital as reported in Part II (audited) FOCUS Report and net capital according to the audit for December 31, 2011.

OTHER MATTERS



ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

In planning and performing our audit of the financial statements of CMS Investment Resources, LLC ("Company") (a wholly owned limited liability company of CMS Holdco, LLC) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- In making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13.
- In complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.


ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined previously.


ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, officers, the Financial Industry Regulatory Authority, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 27, 2012



Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

PLAN. PERFORM. PROSPER.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors, Officers and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by CMS Investment Resources, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CMS Investment Resources, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CMS Investment Resources, LLC's management is responsible for CMS Investment Resources, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in the check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Noted no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. Noted that there was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.


ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026417 FINRA DEC
CMS INVESTMENT RESOURCES LLC 15*15
ATTN: DONNA RITTERSHAUSEN
308 E LANCASTER AVE STE 300
WYNNEWOOD PA 19096-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Clapper (610)896-3000

2. A. General Assessment (item 2e from page 2) $1,750

B. Less payment made with SIPC-6 filed (exclude interest) (961)

7/26/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $789

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $789

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CMS Investment Resources LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 2012.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,441,179

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,726,816

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 7,741

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Other Income-refund of taxes 6,482

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,741,039

2d. SIPC Net Operating Revenues $ 700,140

2e. General Assessment @ .0025 $ 1,750

(to page 1, line 2.A.)